Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8614
email address
ahudders@graubard.com

June 19, 2006

Filed by EDGAR and Fax

Mr. Russell Mancuso
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	HydroGen Corporation Post-Effective Amendment No. 3 to Registration Statement on Form SB-2 Originally Filed on April 28, 2006 File No. 333-128505

Dear Mr. Mancuso:

On behalf of HydroGen Corporation (“HydroGen”), we respond as follows to the Staff’s comments received by letters dated June 15, 2006 and June 16, 2006, relating to Post-Effective Amendment No.2 filed on June 5, 2006, to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in your letter. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the responses to each comment immediately thereafter.

Defined terms used in this letter have the meanings assigned to them in the Registration Statement.

Certain Transactions, Page 43

1. We note that the full names and identities of the parties named in this section, for example Ms. Wilks and Mr. Palmer, have not been disclosed in this section. As requested in our prior comment 3, please disclose in this section the full names of the related parties involved in the transactions and clearly describe how those parties are related to you so that your investors can discern the identities and relationships among the related parties.

Securities and Exchange Commission
June 19 2006

The Certain Transactions section has been modified to indicate the full names of Ms. Wilks and Mr. Palmer and statements of their relationships to the company.

Recent Sales of Unregistered Securities, page II-1

2. We note your response to prior comment 13. Please clarify how your sales to employees that were not accredited investors qualified under Section 4(2) of the Securities Act. If you relied on a particular rule or exemption, please clarify.

The section has been revised to indicate that all the persons were either accredited or sophisticated investors. The employee persons included five persons, four of which are accredited by reason of their net worth or income at the time of the exchange and one of which was a senior executive officer of the company.

Exhibits

3. Please file complete exhibits with all attachments. For example, we note missing schedules from the agreement you have filed as Exhibit 10.30.

Exhibit 10.30 has been refiled with schedules.

Report of Independent Registered Public Accounting Firm Page F-2.

1. We re-issue comment 8 in our letter of May 22, 2006. We note the accountant’s report still does not opine on the period November 11, 2001 (inception) through December 31, 2006.

This has been corrected

2. We re-issue comment 14 in our letter of May 22, 2006. Please include an updated accountants consent in the amended filing.

This has been filed with Post Effective Amendment No. 3.

If you have any further comments, please feel free to contact the undersigned. Thank you for your attention to this filing.

Very truly yours,
/S/ Andrew D. Hudders
Andrew D. Hudders

cc: Tim Buchmiller (Fax 202-772-9218 - Phone 202-551-3635)
ADH:kab
Enclosure